LAZARD GROUP LLC
30 Rockefeller Plaza
New York, New York 10020

May 2, 2008

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Registration Statement on Form S-3 (Registration No. 333-150113), filed on April 7, 2008

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Lazard Group LLC (the “Registrant”) hereby applies to the Securities and Exchange Commission (the “Commission”) for consent to withdraw immediately the Registrant’s Registration Statement on Form S-3 (Registration No. 333-150113), together with all exhibits thereto, filed on April 7, 2008 (the “S-3”).

The S-3 is being withdrawn because the remarketing of senior notes contemplated by the S-3 will be effected in a transaction not requiring registration under the Act.  No securities have been or will be sold pursuant to the S-3.  The Registrant requests, in accordance with Rule 457(p) of the Act, that all fees paid to the Commission in connection with the filing of the S-3 be credited to the Registrant’s account and used to offset the filing fee for any future registration statement.

If you have any questions regarding this application for withdrawal, please contact me at (212) 632-6106.

LAZARD GROUP LLC

by
/s/ Scott D. Hoffman
Name: Scott D. Hoffman
Title: General Counsel